October 16, 2009

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin

Re:	Curis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009 (“Form 10-K”)
Schedule 14A filed April 17, 2009 (“Schedule 14A”)
File No. 000-30347

Dear Ms. Zukin:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the Company’s responses to comments contained in a letter dated October 13, 2009 (the “Letter”) from Jeffrey Riedler, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Daniel R. Passeri, President and Chief Executive Officer of Curis, relating to the Company’s Form 10-K and Schedule 14A. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.	Please refer to your response to Comment 1. Please note that we will not be in a position to clear outstanding comments on the 10-K until we have reviewed your revised disclosure in the Form 10-K/A, to be filed.

Response:	We respectfully note your comment. As indicated in our conversation with Ms. Zukin on Friday, October 10, 2009, Curis intends to file its Form 10-K/A immediately following the Staff’s confirmation that Curis has satisfied all of the Staff’s other comments with respect to its review of the Form 10-K and Schedule 14A.

Securities and Exchange Commission

October 16, 2009

Item 1. Business

Intellectual Property, page 7

2.	Please refer to your response to Comment 3. Please provide us with an analysis supporting your determination that the license agreements are not material or significant to your business. We note that the subject matter of these license agreements is the proprietary technology and data and resources relating to the Hedgehog Pathway. As this technology is the subject of your current, material collaboration agreement with Genentech, it appears that these license agreements are material to your business. We reissue Comments 3 and 4.

Response:	In its Form 10-K, the Company disclosed that it was a party to various license agreements that give it rights to research, develop and commercialize various technologies, particularly its Hedgehog pathway technologies, and that its most significant license agreements (collectively, the “License Agreements”) include:

•

license agreements dated February 9, 1995 and September 1, 2000 with the President and Fellows of Harvard University, each of which was amended and restated effective June 10, 2003 (as restated, collectively, the “Harvard Agreement”);

•	a license agreement dated January 1, 1995, as subsequently amended, with The Trustees of the Columbia University, which has recently been terminated;

•

a license agreement dated September 26, 1996, which was amended and restated effective June 1, 2003, with the Johns Hopkins University and the University of Washington School of Medicine (as restated, the “JHU/WashU Agreement”);

•	a license agreement dated May 3, 2000 with the Johns Hopkins University; and

•	a license agreement dated February 12, 1996 with the Leland Stanford Junior University.

The License Agreements are Not Significant or Material

As further described below, although the License Agreements have historically been “significant” to Curis in its past research and development programs and collaborations, as Curis’s business has evolved its material collaborations have been terminated or narrowed in focus and the importance of the License Agreements has substantially diminished such that Curis no longer considers these License Agreements to be either “material” or “significant.” Specifically, these License Agreements do not currently provide for obligations that are material to and enforceable against Curis, or rights that are material to Curis and enforceable against the other parties to such agreements.

Securities and Exchange Commission

October 16, 2009

The Licensed Rights. The License Agreements generally grant to the Company exclusive, royalty-bearing licenses to third party intellectual property relating to the Hedgehog signaling pathway (the “Licensed Rights”). The Hedgehog signaling pathway controls the development and growth of many kinds of tissues in the body by directly promoting cell division in specific cell types, and by activating other secondary signaling pathways that control the synthesis of growth factors and angiogenic (blood vessel-forming) factors. Historically, Curis’s therapeutic approaches targeting the Hedgehog pathway have been aimed at developing molecules that either amplify Hedgehog pathway cell signaling (“Hedgehog agonists”) or inhibit Hedgehog pathway cell signaling (“Hedgehog antagonists”).

Hedgehog Agonists. In the past, Curis was party to various collaboration agreements that related to Hedgehog agonist research and development, including: (i) a July 2001 joint venture with affiliates of Elan Corporation, plc to research and develop Hedgehog agonists in neurology indications, which was terminated in May 2003; (ii) a January 2004 license and collaboration agreement with Wyeth Pharmaceuticals for therapeutic applications of Hedgehog agonists in the treatment of neurological and other disorders, which was terminated effective May 2008; and (iii) a September 2005 license and collaboration agreement with Procter & Gamble Corporation to evaluate and develop Hedgehog agonist compounds for hair growth regulation and other skin disorders, which was terminated effective November 2007.

The Company is no longer conducting research and development on Hedgehog agonists, either alone or in any material collaboration. Moreover, none of the Licensed Rights included claims that were material to the lead Hedgehog agonists compounds that were under development during the time these collaborations were in effect. As such, to the extent that the License Agreements grant to the Company rights to Hedgehog agonist intellectual property, such Licensed Rights were not, and are not, material to the Company.

Securities and Exchange Commission

October 16, 2009

Hedgehog Antagonists. Curis also historically conducted research on Hedgehog antagonists, and in June 2003, Curis entered into a collaboration with Genentech, Inc., a wholly-owned member of the Roche Group, to further research and develop Hedgehog antagonists. This collaboration is the only remaining Hedgehog-related research and development program in Curis’s development pipeline. The only drug candidate currently being developed under this program is GDC-0449, a small molecule Hedgehog pathway antagonist. Genentech and Roche are responsible for the clinical development and commercialization of GDC-0449, and Curis is eligible to receive payments under the collaboration assuming the successful achievement by Genentech of specified development and regulatory objectives, and is also eligible to receive royalty payments on product sales if GDC-0449 is successfully commercialized and sold by Genentech or its sublicensee. GDC-0449 is currently being tested by Genentech and Roche in several Phase II clinical trials.

Although Curis has sublicensed to Genentech all of its rights under the License Agreements, none of the Licensed Rights include claims that cover GDC-0449 and, as such, none of the License Agreements is material to this collaboration. To Curis’s knowledge, Genentech is not advancing into development any other program under the collaboration that is covered by the claims in the Licensed Rights, or otherwise.

Curis notes that under the Harvard Agreement and the JHU/WashU Agreement, it has an obligation to pay to the applicable licensor a portion of any royalty payments that it receives from Genentech, notwithstanding that the Licensed Rights under the Harvard Agreement and the JHU/WashU Agreement do not specifically cover GDC-0449. After giving effect to royalty stacking provisions under these two License Agreements, the total payment Curis is obligated to make under each of the Harvard Agreement and the JHU/WashU Agreement is 2.5%, respectively, of any payments that Curis may in the future receive from Genentech. In addition, Curis notes that under all of the License Agreements, it has certain patent prosecution and maintenance cost obligations which in each of the last three years, and during the first half of 2009, equaled 1.1%, 2.3%, 1.9% and 1.9%, respectively, of Curis’s total operating expenses. Curis does not view any of these financial obligations as material.

Securities and Exchange Commission

October 16, 2009

The Agreements Are “Ordinary Course”

Curis also notes that the License Agreements, if made today, would be deemed by the Company to have been “made in the ordinary course of its business” and to not be agreements upon which Curis’s business is “substantially dependant.” Accordingly, if these License Agreements were entered into today, Curis would not, for example, disclose these agreements on Form 8-K pursuant to item 1.01 thereto (and Item 601(b)(10)(ii)(B) of Regulation S-K). Curis is a life science company that is engaged in researching, developing and seeking to commercialize targeted cancer therapies. Curis believes that in-licenses of intellectual property are one type of agreement that ordinarily accompanies the kind of business conducted by Curis and other life science companies. To this end, in the ordinary course of Curis’s business, it may from time to time enter into license agreements pursuant to which it in-licenses intellectual property rights that are useful to its research and development programs, but that are not material to its business.

In summary, because these License Agreements, when viewed in the context of Curis’s current business, are both immaterial and ordinary course, Curis has determined to revise its disclosure in future filings to omit references to the License Agreements and will update its Exhibit Index in its next Annual Report on Form 10-K to delete references to these agreements.

Please do not hesitate to contact the undersigned at (617) 526-6393 if you have any questions regarding this response letter or any related matters.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

Cc: Daniel R. Passeri